February 28, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust” or “Registrant”)

Harbor Global Leaders Fund (the “Fund”)

Post Effective Amendment No. 132

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Ashley Vroman-Lee and Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 132 to the Trust’s registration statement on Form N-1A, and certain other Trust Prospectuses.

Set forth below is the staff’s verbal comment together with the Trust’s response.

COMMENT (Prospectus – Your Harbor Funds Account – How to Sell Shares)

The response provided by the Registrant in response to comment 13 in the correspondence dated February 16, 2018 is not specific enough; it only states that redemption fees can be waived. The adopting release states that “the details of the redemption fee, the circumstances under which it would (and would not) be imposed, and the specific exceptions to imposition of the fee are currently disclosed to fund investors when they decide to invest in a fund and may include exceptions for particular transactions.” Please revise the disclosure describing the circumstances under which the redemption fee would and would not be imposed.

Response:	The Registrant has further revised the disclosure in the “Redemption Fee” section contained in the “Your Harbor Funds Account – How to Sell Shares” section of the applicable Prospectus. The Registrant believes that the revised disclosure is responsive to the staff’s comments and satisfies all relevant requirements of Rule 22c-2 and Form N-1A.

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Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Stephanie Capistron, Esq.
Dechert LLP

Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.